                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 2)(1)

                           PATTERSON-UTI ENERGY, INC.
.................................................................................
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
.................................................................................
                         (Title of Class of Securities)

                                   703481 10 1
.................................................................................
                                 (CUSIP Number)

               MARK S. SIEGEL C/O REMY CAPITAL PARTNERS III, L. P.
        1801 CENTURY PARK EAST, SUITE 1111, LOS ANGELES, CALIFORNIA 90067
                                 (310) 843-0050
.................................................................................
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 6, 2002
.................................................................................
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 703481 10 1                                         PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    REMY CAPITAL PARTNERS III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO*
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,729,524
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,729,524
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,729,524
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
*See Item 3 herein.

                                  SCHEDULE 13D

CUSIP NO. 703481 10 1                                         PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    REMY INVESTORS AND CONSULTANTS, INCORPORATED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO*
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,729,524
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,729,524
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,729,524
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
*See Item 3 herein.

                                  SCHEDULE 13D

CUSIP NO. 703481 10 1                                         PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MARK S. SIEGEL
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO*
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           580,833
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,729,524
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    580,833
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,729,524
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,310,357
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
*See Item 3 herein.

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  SECURITY AND ISSUER

         No change since Amendment No. 1 to Schedule 13D filed on September 27, 2001 (the "Amendment No. 1") by the Reporting Persons (as that term is defined in the Schedule 13D filed on May 18, 2001 (the "Initial Schedule 13D")) ("No Change").

ITEM 2.  IDENTITY AND BACKGROUND

         No Change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal Funds.

ITEM 4.  PURPOSE OF TRANSACTION

         No Change.

         (a) THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE ISSUER, OR THE DISPOSITION OF SECURITIES OF THE ISSUER;

             Each Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (b) AN EXTRAORDINARY CORPORATE TRANSACTION, SUCH AS A MERGER, REORGANIZATION OF LIQUIDATION, INVOLVING THE ISSUER OR OF ANY OF ITS SUBSIDIARIES;

             Each Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (c) A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES;

             Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (d) ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF THE ISSUER, INCLUDING ANY PLANS OR PROPOSALS TO CHANGE THE NUMBER OR TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD;

             Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (e) ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER;

             Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (f) ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE, INCLUDING BUT NOT LIMITED TO, IF THE ISSUER IS A REGISTERED CLOSED-END INVESTMENT COMPANY, ANY PLANS OR PROPOSALS TO MAKE ANY CHANGES IN THE INVESTMENT POLICY FOR WHICH A VOTE IS REQUIRED BY SECTION 13 OF THE INVESTMENT COMPANY ACT OF 1940;

             Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (g) CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON;

             Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (h) CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION;

             Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (i) A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4) OF THE ACT;

             Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (j) ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE.

             Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) AMOUNT OF SHARES OWNED

             Remy Capital owns 4,729,524 shares of the Issuer's Common Stock (approximately 6.0% of the Issuer's outstanding shares). Remy Investors is deemed to be the beneficial owner of all shares beneficially owned by Remy Capital. Mark S. Siegel is the sole shareholder of Remy Investors and is deemed to be the beneficial owner of all shares beneficially owned by Remy Investors. In addition, Mr. Siegel owns 330,000 shares of the Issuer's Common Stock and presently exercisable options to purchase 250,833 shares of the Issuer's Common Stock and, accordingly, is deemed to be the beneficial owner of an aggregate of 5,310,357 shares of the Issuer's Common Stock (approximately 6.7% of the Issuer's outstanding shares).

         (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)      SOLE POWER TO VOTE OR DIRECT THE VOTE

                      Remy Capital:                  0
                      Remy Investors:                0
                      Mark S. Siegel:                580,833

             (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE

                      Remy Capital:                  4,729,524
                      Remy Investors:                4,729,524
                      Mark S. Siegel:                4,729,524

             (iii)    SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                      Remy Capital:                  0
                      Remy Investors:                0
                      Mark S. Siegel:                580,833

             (iv)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                      Remy Capital:                  4,729,524
                      Remy Investors:                4,729,524
                      Mark S. Siegel:                4,729,524

         (c) TRANSACTIONS IN THE REPORTED CLASS OF SECURITIES

             On November 6, 2002, Mark S. Siegel exercised an option (which was set to expire on November 20, 2002) to purchase 500,000 shares of the Issuer's Common Stock (as that term is defined in the Initial
             Schedule 13D) at an exercise price of $4.9375 and sold the 500,000 shares on the same day at an average price of $30.2971 per share. Mr. Siegel engaged in other transactions in the Issuer's Common Stock (not in "material" amounts as defined in Rule 13d-2(a) of the rules promulgated under the Securities Exchange Act of 1934) since Amendment No. 1: (a) on January 29, 2002, Mr. Siegel acquired 330,000 shares through exercise of options (which were set to expire on February 13, 2002), with an exercise price of $4.0625,
             (b) on April 26, 2002, Mr. Siegel acquired 135,000 shares through exercise of options (which were set to expire July 27, 2002) with an exercise price of $4.9375 and sold the shares on the same day at an average price of $32.4775 per share, (c) on April 30, 2002, Mr. Siegel acquired 87,955 shares through exercise of options (which were set to expire July 27, 2002) with an exercise price of $4.9375 and sold the shares on the same day at an average price of $32.0523 per share, (d) on May 1, 2002, Mr. Siegel acquired 42,955 shares through exercise of options (which were set to expire July 27, 2002) with an exercise price of $4.9375 per share and sold the shares on the same day at an average sales price of $32.00, (e) on May 2, 2002, Mr. Siegel acquired 4,090 shares through exercise of options (which were set to expire July 27, 2002) with an exercise price of $4.9375 per share and sold the shares on the same day at an average sales price of $32.40 and (f) on July 18, 2002, Mr. Siegel was granted an option by the Board of the Directors of the Issuer for 400,000 shares at the exercise price of $26.39. In each of the foregoing option exercises, the options were scheduled to expire in the near future.

         (d) - (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         No Change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following exhibits to this Schedule 13D are filed herewith or are incorporated by reference as indicated:

                  (1) Joint Acquisition Statement (incorporated by reference to Exhibit 1 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).

                  (2) Agreement and Plan of Merger dated as of February 4, 2001 between Patterson Energy, Inc. and UTI Energy Corp. (incorporated by reference to Exhibit 10.1 to Patterson's Current Report on Form 8-K, dated February 4, 2001, filed with the Securities and Exchange Commission on February 16, 2001).

                  (3) Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital (incorporated by reference to Exhibit 3 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).

                  (4) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 165,000 shares at $8.125 per share effective February 13, 1997, and
                           (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July 27, 1997 (incorporated by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons, dated August 20, 1997 and filed with the Securities and Exchange commission on August 26, 1997 relating to UTI Energy Corp., a predecessor to Patterson-UTI Energy, Inc. (the "UTI Schedule 13D")).

                  (5) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 135,000 shares at $9.875 per share effective July 27, 1997 (incorporated by reference to Exhibit 7 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission relating to the UTI Schedule 13D).

                  (6) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 250,000 shares at $9.875 per share effective November 20, 1997 (incorporated by reference to Exhibit 8 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission relating to the UTI Schedule 13D).

                  (7) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 90,000 shares at $9.8125 per share effective April 26, 1999 (incorporated by reference to Exhibit 9 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission relating to the UTI Schedule 13D).

                  (8) Affiliate Letter of Remy Capital accepted by UTI and Patterson on March 13, 2001 (incorporated by reference to Exhibit 8 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).

                  (9) Affiliate Letter of Remy Investors accepted by UTI and Patterson on March 13, 2001 (incorporated by reference to Exhibit 9 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).

                  (10) Affiliate Letter of Mark S. Siegel accepted by UTI and Patterson on March 13, 2001 (incorporated by reference to Exhibit 10 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 8, 2002

                                         /s/ MARK S. SIEGEL
                          ------------------------------------------------------
                                             Mark S. Siegel


                          REMY CAPITAL PARTNERS, III, L.P.

                          By: Remy Investors and Consultants, Incorporated, its
                              General Partner

                                         /s/ MARK S. SIEGEL
                              --------------------------------------------------
                                             Mark S. Siegel
                                             President


                          REMY INVESTORS AND CONSULTANTS, INCORPORATED


                          By:            /s/ MARK S. SIEGEL
                             ---------------------------------------------------
                                             Mark S. Siegel
                                             President

                                 EXHIBIT INDEX

                  The following exhibits to this Schedule 13D are filed herewith or are incorporated by reference as indicated:

                  (1) Joint Acquisition Statement (incorporated by reference to Exhibit 1 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).

                  (2) Agreement and Plan of Merger dated as of February 4, 2001 between Patterson Energy, Inc. and UTI Energy Corp. (incorporated by reference to Exhibit 10.1 to Patterson's Current Report on Form 8-K, dated February 4, 2001, filed with the Securities and Exchange Commission on February 16, 2001).

                  (3) Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital (incorporated by reference to Exhibit 3 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).

                  (4) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 165,000 shares at $8.125 per share effective February 13, 1997, and
                           (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July 27, 1997 (incorporated by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons, dated August 20, 1997 and filed with the Securities and Exchange commission on August 26, 1997 relating to UTI Energy Corp., a predecessor to Patterson-UTI Energy, Inc. (the "UTI Schedule 13D")).

                  (5) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 135,000 shares at $9.875 per share effective July 27, 1997 (incorporated by reference to Exhibit 7 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission relating to the UTI Schedule 13D).

                  (6) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 250,000 shares at $9.875 per share effective November 20, 1997 (incorporated by reference to Exhibit 8 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission relating to the UTI Schedule 13D).

                  (7) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 90,000 shares at $9.8125 per share effective April 26, 1999 (incorporated by reference to Exhibit 9 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission relating to the UTI Schedule 13D).

                  (8) Affiliate Letter of Remy Capital accepted by UTI and Patterson on March 13, 2001 (incorporated by reference to Exhibit 8 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).

                  (9) Affiliate Letter of Remy Investors accepted by UTI and Patterson on March 13, 2001 (incorporated by reference to Exhibit 9 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).

                  (10) Affiliate Letter of Mark S. Siegel accepted by UTI and Patterson on March 13, 2001 (incorporated by reference to Exhibit 10 to the Initial Schedule 13D filed by the Reporting Persons, dated and filed May 18, 2001 with the Securities and Exchange Commission).